Exhibit 99.1

Fold Fold NOTICE OF AVAILABILITY OF PROXY MATERIALS FOR TRANSCANADA CORPORATION ANNUAL MEETING Throughout this notice TransCanada and our means TransCanada Corporation and you, your, and shareholder mean a registered holder of common shares of TransCanada Corporation. You are receiving this notice because TransCanada is using notice and access to deliver our Management information circular to you by providing you with electronic access to the document, instead of mailing paper copies. You will receive a form of proxy with this notice so you can vote your shares. Notice and access is a more environmentally friendly and cost effective way to deliver the circular because it reduces paper use and the cost of printing and mailing materials to shareholders. Annual Meeting: When: May 2, 2014 Where: BMO Centre Palomino Rooms A-E 10:00 a.m. Mountain Daylight Time 13th Avenue and 3rd Street S.E., Calgary, Alberta PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING. The Management information circular and other relevant materials are available at: http://www.transcanada.com/notice-and-access OR www.sedar.com www.computershare.com/ noticeandaccess Toll Free – 1-866-964-0492 Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. 010YPB Items of business to be voted on at the meeting: The following items of business are described in the “Business of the meeting” section of the Management information circular and other applicable sections listed below: 1. Financial Statements – Receive our audited consolidated financial statements for the year ended December 31, 2013, and the auditors’ report. 2. Election of Directors – Elect the directors for the next year. See also “The Nominated Directors” section of the Management information circular. 3. Appointment of Auditors – Appoint KPMG LLP, Chartered Accountants as auditors and authorize the directors to fix their remuneration. 4. Advisory Vote on Executive Compensation – Accept TransCanada’s approach to executive compensation. See also the “Executive compensation” section in the Management information circular. 5. Other Business – Consider other business that is properly brought before the meeting or any meeting that is reconvened if the meeting is adjourned.

010YQC How to request a paper copy of the Management information circular: You can request a paper copy of the Management information circular be sent to you by regular postal delivery at no change for up to one year from March 19, 2014 using your control number on your enclosed form of proxy. You will not be sent another form of proxy so please retain the one mailed to you so you can vote your shares. To request a paper copy before the meeting date, call the number below and follow the instructions: Toll free, within North America: 1-866-962-0498 Outside of North America: 1-514-982-8716 To receive your paper copy before the meeting date and the proxy cut-off time and date below, you must make your request by 5:00 p.m. Eastern Daylight Time on Wednesday, April 16, 2014. To request a paper copy after the meeting date, call: 1-800-361-6522 Our Annual report and Annual financial statements will be delivered to all registered shareholders who did not opt out of receiving such documents. Fold Fold Voting: YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares, you must vote using the methods set out in your enclosed form of proxy and summarized below: Internet voting Go to investorvote.com Telephone voting Call the toll-free number shown on the form of proxy Voting by mail or delivery Complete the form of proxy and return it in the envelope provided To be valid, your form of proxy must be received by the proxy cut-off time and date of 12:00 p.m. Eastern Daylight Time on Wednesday, April 30, 2014.